Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Danaher Corporation

Commission File No.: 1-08089

The following is the text of the website that is being maintained at http://www.danaher.com/netscout in connection with Danaher Corporation’s (“Danaher”) offer to exchange all common units of Potomac Holding LLC, a Delaware limited liability company, which are owned by Danaher, for common stock of Danaher.

http://www.danaher.com/netscout

Last Updated: June 30, 2015, 4:30 PM New York City time

SPLIT-OFF EXCHANGE OFFER FOR DHR’S COMMUNICATIONS BUSINESS

On May 14, 2015, Danaher commenced an exchange offer related to the split-off of its communications business (the “Communications Business”). The split-off is in connection with Danaher’s announcement on October 13, 2014, that Danaher will separate its Communications Business and then combine it with NetScout. The terms of the transaction call for Danaher to separate its Communications Business through the split-off of its subsidiary, Potomac Holding LLC, and to immediately merge Potomac Holding LLC with a subsidiary of NetScout. Danaher will provide indicative calculated per share values and exchange ratios for each of the trading days that the exchange offer is open.

On June 25, 2015, Danaher amended the exchange offer by (i) increasing the upper limit on the exchange ratio to 2.4000 Potomac Holding LLC common units per share of Danaher common stock tendered from 2.2522 Potomac Holding LLC common units per share of Danaher common stock tendered and (ii) extending the exchange offer’s expiration to 12:00 midnight, New York City time, on July 9, 2015, unless the exchange offer is further extended or terminated. After giving effect to these amendments, the final exchange ratio is expected to be calculated using the volume weighted average stock prices (“VWAP ”) of Danaher and NetScout on July 7, 8 and 9, 2015, subject to the upper limit, and is expected to be announced by 4:30 pm New York time on July 9, 2015, the currently expected expiration date of the exchange offer, unless the exchange offer is further extended or terminated. Further information regarding the exchange offer can be found using the links below.

Date:	June 30, 2015, 4:30 pm ET

Danaher VWAP:	$85.5262

NetScout VWAP:	$36.6627

Indicative Exchange Ratio:	2.5051

Exchange Ratio Limit:	2.4000

Exchange Ratio Limit in Effect:	Yes

Other Related Information

•	Prospectus: http://investors.danaher.com/download/Exchange+Offer+Prospectus.PDF

•	May 14, 2015, Danaher Commences Split-Off Exchange Offer for its Communications Business in Connection with Transaction with NetScout: http://investors.danaher.com/2015-05-14-Danaher-Commences-Split-Off-Exchange-Offer-For-Its-Communications-Business-In-Connection-With-NetScout-Transaction

•	October 13, 2014, Danaher and NetScout Systems Announce Business Combination: http://www.sec.gov/Archives/edgar/data/313616/000119312514371108/d804048dex991.htm

•	Letter of Transmittal: http://investors.danaher.com/download/Letter+of+Transmittal.pdf

•	Notice of Guaranteed Delivery: http://investors.danaher.com/download/Notice+of+Guaranteed+Delivery.pdf

•	Notice of Withdrawal: http://investors.danaher.com/download/Notice+of+Withdrawal.pdf

•	Schedule TO Amendment No. 1: http://www.sec.gov/Archives/edgar/data/313616/000119312515235318/d946660dsctoia.htm

Table of Historical Indicative Calculated Per-Share Values

This table shows historical indicative calculated per-share values for shares of Danaher common stock and shares of NetScout common stock. During the last three trading days of the originally contemplated exchange offer period, the VWAPs and indicative calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time. This information will reflect a 20 minute reporting delay. During each of those days, this table provides only the last previously provided indicative calculated per-share value with respect to that day.

		Danaher Common Stock		NetScout Common Stock		NetScout Common Stock
Day	Date	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of NetScout Common Stock to be Exchanged Per Share Tendered

1	5/14/2015	$87.9497	N/A*	$40.9776	N/A*	N/A*

2	5/15/2015	$86.8266	N/A*	$40.3637	N/A*	N/A*

3	5/18/2015	$87.2538	$87.3434	$40.5832	$40.6415	2.3109

4	5/19/2015	$86.6971	$86.9258	$40.3970	$40.4480	2.3108

5	5/20/2015	$86.7457	$86.8989	$40.5265	$40.5022	2.3070

6	5/21/2015	$86.9347	$86.7925	$40.6646	$40.5294	2.3027

7	5/22/2015	$86.8581	$86.8462	$40.5308	$40.5740	2.3015

8	5/26/2015	$86.1652	$86.6527	$40.0471	$40.4142	2.3055

9	5/27/2015	$87.2490	$86.7574	$40.4227	$40.3335	2.3129

		Danaher Common Stock		NetScout Common Stock		NetScout Common Stock
Day	Date	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of NetScout Common Stock to be Exchanged Per Share Tendered

10	5/28/2015	$87.1677	$86.8606	$40.3713	$40.2804	2.3187

11	5/29/2015	$86.4623	$86.9597	$40.1175	$40.3038	2.3200

12	6/1/2015	$86.8127	$86.8142	$40.0294	$40.1727	2.3237

13	6/2/2015	$86.6622	$86.6457	$39.5410	$39.8960	2.3353

14	6/3/2015	$87.1907	$86.8885	$39.9992	$39.8565	2.3441

15	6/4/2015	$86.0600	$86.6376	$39.6157	$39.7186	2.3455

16	6/5/2015	$85.7780	$86.3429	$40.1383	$39.9177	2.3258

17	6/8/2015	$85.0708	$85.6363	$39.4594	$39.7378	2.3172

18	6/9/2015	$85.2949	$85.3812	$38.6775	$39.4251	2.3287

19	6/10/2015	$85.8946	$85.4201	$38.9823	$39.0397	2.3527

20	6/11/2015	$85.9702	$85.7199	$38.7714	$38.8104	2.3749

21	6/12/2015	$85.1929	$85.6859	$37.9095	$38.5544	2.3897

22	6/15/2015	$84.4025	$85.1885	$37.6395	$38.1068	2.4038

		Danaher Common Stock		NetScout Common Stock		NetScout Common Stock
Day	Date	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of NetScout Common Stock to be Exchanged Per Share Tendered

23	6/16/2015	$84.6004	$84.7319	$38.0430	$37.8640	2.4062

24	6/17/2015	$84.7545	$84.5858	$37.9715	$37.8847	2.4008

25	6/18/2015	$85.9580	$85.1043	$38.1725	$38.0623	2.4042

26	6/19/2015	$85.9047	$85.5391	$38.3700	$38.1713	2.4096

27	6/22/2015	$86.3582	$86.0736	$38.7279	$38.4235	2.4087

28	6/23/2015	$85.8264	$86.0298	$38.5262	$38.5414	2.4002

29	6/24/2015	$85.5632	$85.9159	$38.3208	$38.5250	2.3980

30	6/25/2015	$85.4111	$85.6002	$38.3746	$38.4072	2.3965

31	6/26/2015	$85.7277	$85.5673	$36.7571	$37.8175	2.4329

32	6/29/2015	$84.8308	$85.3232	$36.5021	$37.2113	2.4655

33	6/30/2015	$85.5262	$85.3616	$36.6627	$36.6406	2.5051

34	7/1/2015	—	—	—	—	—

35	7/2/2015	—	—	—	—	—

		Danaher Common Stock		NetScout Common Stock		NetScout Common Stock
Day	Date	VWAP	Indicative Calculated Per-Share Value	VWAP	Indicative Calculated Per-Share Value	Indicative Exchange Ratio Showing Number of Shares of NetScout Common Stock to be Exchanged Per Share Tendered

36	7/6/2015	—	—	—	—	—

37	7/7/2015	—	—	—	—	—

38	7/8/2015	—	—	—	—	—

39	7/9/2015	—	—	—	—	—

*No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the exchange offer period as such values require daily VWAP data for three trading days.

Bloomberg Screen Images of Danaher and NetScout VWAPs

The screen images below depict the daily VWAP (as described in Potomac Holding LLC’s Prospectus – Questions and Answers About This Exchange Offer and the Transactions) on the New York Stock Exchange and the NASDAQ Global Market, as applicable, as published by Bloomberg L.P. on Bloomberg pages “DHR UN<Equity>AQR” and “NTCT UW<Equity>AQR.” Screen images used with the permission of Bloomberg L.P.

GRAB

DHR UN Equity | 98) Time Ranges | 99) Actions | Page 1/2 VWAP

09:30 06/30/15 - Price Filter - Calculation Bloomberg Definition

16:05 06/30/15 Vol Filter - Amount @ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	85.5262	1,945,320	166.376MLN	5,011	388	0.160993
Custom	85.5262	1,945,320	166.376MLN	5,011	388	0.160993

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades with the Largest Impact — Spread / Price Ratio .000234

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
06/30	16:04:04	1,091,849	85.59 ↑	N	06/30	15:59:30	1,898	85.58 ↑	N
	09:30:00	28,483	85.27 ↑	N		15:59:43	1,800	85.57	N
	15:59:06	20,083	85.64	N		15:58:59	1,721	85.65	N
	15:59:55	6,400	85.64	N		15:59:11	1,700	85.65	N
	09:33:28	5,500	85.50 ↑	N		15:55:26	1,700	85.63	N
	15:59:30	5,098	85.59	N		15:38:11	1,700	85.58	N
	15:58:47	3,130	85.65 ↑	N		15:59:27	1,600	85.62	N
	15:55:00	3,003	85.66 ↓	N		15:29:18	1,600	85.44	N
	15:59:55	2,800	85.63	N		15:55:05	1,425	85.61	N
	15:55:00	2,600	85.65 ↓	N		15:56:58	1,400	85.65	N
	15:59:49	2,201	85.61 ↑	N		15:58:10	1,400	85.64	N
	15:58:32	2,037	85.64	N		15:59:43	1,391	85.57	N
	15:59:55	2,000	85.65	N		15:45:27	1,358	85.59	N
	15:59:54	2,000	85.62	N		14:07:41	1,300	85.69	N

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2015 Bloomberg Finance L.P.
SN 488274 H342-871-1 30-Jun-15 16:06:10 EDT GMT-4:00

GRAB

NTCT UW Equity	98) Time Ranges	99) Actions	Page 1/2 VWAP
09:30 06/30/15	Price Filter -		Calculation Bloomberg Definition
16:01 06/30/15	Vol Filter -		Amount @ Part%

Calculation	VWAP	VWAP Volume	Value Traded	Trades	Avg Size	Std Dev
Bloomberg	36.6627	312,802	11.468MLN	2,330	134	0.097923
Custom	36.6627	312,802	11.468MLN	2,330	134	0.097923

1) Summary | 2) Top Trades (AQR) | 3) Price Chart (VAP) | 4) Price Table (TSM)

Trades with the Largest Impact — Spread / Price Ratio .002727

Date	Time	Volume	Price	Exch	Date	Time	Volume	Price	Exch
06/30	16:00:00	30,272	36.67	Q	06/30	14:59:51	1,000	36.75	Q
	11:50:05	2,600	36.55	Q		13:19:09	1,000	36.50	Q
	15:59:59	1,666	36.70	Q		15:00:44	900	36.78 ↓	Q
	15:01:08	1,400	36.75 ↑	Q		15:00:03	900	36.76 ↓	Q
	11:04:45	1,400	36.70	Q		15:00:10	900	36.75	Q
	09:30:00	1,290	36.79 ↑	Q		10:11:13	900	36.70	Q
	12:06:40	1,100	36.55	Q		15:01:01	800	36.75	Q
	11:37:03	1,100	36.55	Q		15:00:53	800	36.75 ↓	Q
	15:59:59	1,010	36.67	Q		15:45:26	800	36.72	Q
	15:00:27	1,000	36.76 ↓	Q		15:59:59	800	36.68 ↑	Q
	14:48:15	1,000	36.76 ↓	Q		15:50:42	700	36.78	Q
	15:59:30	1,000	36.75	Q		14:48:11	700	36.76	Q
	15:00:57	1,000	36.75 ↓	Q		11:04:45	700	36.70	Q
	14:59:56	1,000	36.75 ↓	Q		11:04:45	700	36.70	Q

Australia 61 2 9777 8600 Brazil 5511 2395 9000 Europe 44 20 7330 7500 Germany 49 69 9204 1210 Hong Kong 852 2977 6000
Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 Copyright 2015 Bloomberg Finance L.P.
SN 488274 H342-871-1 30-Jun-15 16:06:45 EDT GMT-4:00

Questions and requests for assistance or for additional copies of the exchange offer, the letter of transmittal and other exchange offer materials may be directed to the information agent at its telephone number and address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the exchange offer.

The information agent for the exchange offer is:

480 Washington Boulevard

26th Floor

Jersey City, NJ 07310

Telephone: (866) 295-3782

Email: danaherexchange@georgeson.com

Forward-Looking Statements

Statements on this page that are not strictly historical, including statements regarding the anticipated timing and terms of the Transaction and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Danaher and NetScout to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Danaher’s business, and the risk of deterioration of or instability in the business performance of the Communications Business or NetScout, of their respective served markets or in the general economy. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

Additional Information and Where to Find It

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications Business or Danaher. In connection with the Transaction, Potomac Holding LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Danaher, and NetScout has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Investors and security holders are urged to read the registration statements, the prospectus and any other relevant documents, because they contain important information about NetScout, the Communications Business of Danaher and the Transaction. The registration statements, the prospectus and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

Tender Offer Documents

On May 14, 2015, Danaher filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the Communications Business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement because it contains important information about the Transaction. Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Danaher with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout.